U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: July 27, 2026

Doroni Aerospace, Inc.
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

11555 Heron Bay Blvd., Suite 200

Coral Springs, FL 33076

(305) 354-6918

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Series Seed - 3 Preferred Stock, par value $0.00001 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Private Offering with Investor

On July 27, 2026, Doroni Aerospace, Inc. entered int a subscription agreement for the sale of 1,283,642 of its Series Seed - 3 Preferred Stock, par value $0.00001 per share (the “Securities”), at a price per share of $2.3371 for a total of subscription amount of $3,000,000 (collectively, the “Offering”). The Offering was not registered under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities were offered and sold pursuant to the exemption provided in Section 506(c) under the Securities Act.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Doroni Aerospace, Inc.

By:	/s/ Doron Merdinger
Doron Merdinger Chief Executive Officer

Date: August 25, 2026

2